January 24, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Irene Barberena-Meissner

Re:	MorningStar Partners, L.P. (the “Partnership”)

Registration Statement on Form S-1

File No. 333-268424

Ladies and Gentlemen:

As representatives of the several underwriters of the Partnership’s proposed initial public offering of common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), requesting effectiveness for 3:00 p.m., Washington, D.C. time, on January 26, 2023, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated January 18, 2023, through the date hereof:

Preliminary Prospectus dated January 18, 2023:

Approximately 2,200 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As representatives of the several underwriters

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Kent Nelson
Name: Kent Nelson
Title: Senior Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Christian Gibson
Name: Christian Gibson
Title: Managing Director